Exhibit (l)(36)

PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Kevin P. O’Rourke (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Northern Engage360™ Fund (the “Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Shares.

2. The Purchaser represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of November 17, 2017.

NORTHERN FUNDS

By:	/s/ Randal Rein

KEVIN P. O’ROURKE

By:	/s/ Kevin P. O’Rourke